SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
(Rule 14D-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934.

GIGA INFORMATION GROUP, INC.
(Name of Subject Company (Issuer))

WHITCOMB ACQUISITION CORP.
A wholly owned subsidiary of
FORRESTER RESEARCH, INC.
(Names of Filing Persons (Offeror))

Common Stock, $0.001 par value per share
(Title of Class of Securities)

37517M109
(CUSIP Number of Class of Securities)

Timothy Moynihan
General Counsel and Secretary
Forrester Research, Inc.
400 Technology Square
Cambridge, Massachusetts 02139
(617) 613-7090
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
Copy to:
Keith F. Higgins, Esq.
Ann L. Milner, Esq.
Ropes & Gray
One International Place
Boston, Massachusetts 02110

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not applicable*	Not applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

[_]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable	Filing Party:	Not Applicable.
Form or Registration No.:	Not Applicable	Date Filed:	Not Applicable.

[X]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[_] issuer tender offer subject to Rule 13e-4.

[_] going-private transaction subject to Rule 13e-3.

[_] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing fee is a final amendment reporting the results of the tender offer: [_]

E-MAIL TO EMPLOYEES OF GIGA INFORMATION GROUP, INC.
PRESENTATION TO EMPLOYEES OF GIGA INFORMATION GROUP, INC.
EMAIL TO CLIENTS OF FORRESTER RESEARCH, INC.
EMAIL TO CLIENTS OF GIGA INFORMATION GROUP, INC.

PRESS RELEASE

FOR IMMEDIATE RELEASE

Forrester Research To Acquire Giga Information Group

CAMBRIDGE, Mass., January 21, 2003 . . . Forrester Research, Inc. (Nasdaq: FORR), a leading provider of research and analysis on emerging technologies, and Giga Information Group, Inc. (OTCBB: GIGX), a leading global technology advisory firm, today announced that they have entered into a definitive agreement under which Forrester will acquire Giga.

Pursuant to the agreement, Forrester will begin a tender offer for all outstanding shares of Giga for $4.75 per share in cash. The acquisition has been approved unanimously by the boards of directors of each company and is subject to customary conditions, including regulatory and other standard approvals. Gideon Gartner, Giga’s founder and owner of 17 percent of its outstanding stock, has agreed to tender his shares in the offer, and W.R. Hambrecht & Co., owner of 15 percent of Giga’s stock, has agreed to tender its shares in the offer subject to the approval of its lenders.

“We believe that this acquisition significantly expands our coverage and reach,” stated George F. Colony, Forrester’s chairman of the board and chief executive officer. “Giga brings deep IT research that augments our emerging technology focus, as well as approximately 900 new client relationships. These strengths, together with Giga’s reputation for quality, innovative products, and customer service, make Giga an ideal fit for Forrester and our clients.”

“We have long respected Forrester for the quality of its people, its work, and its approach,” stated John F. Andrews, Giga’s president and chief executive officer. “It is a tribute to everyone at Giga that Forrester has decided to purchase our company. I believe these two companies will combine into a research powerhouse that will provide unparalleled levels of customer satisfaction.”

The tender offer requires that at least a majority of Giga’s fully diluted shares be tendered. If tenders for 90 percent of Giga’s outstanding shares are received, the acquisition is expected to close at the end of February 2003. If a majority but less than 90 percent of Giga’s outstanding shares are tendered, Giga would become a majority-owned subsidiary of Forrester and a meeting of Giga’s stockholders would need to be called to complete the transaction. In that case, the acquisition would likely be completed during the second quarter of 2003. Following the completion of the transaction, Giga will become a wholly owned subsidiary of Forrester.

In conjunction with this news release, Forrester management will host a conference call for investors at 10 a.m. Eastern time today, January 21, 2003. The call will be broadcast live over the Internet. Investors interested in listening to the Webcast should log on to the Investor Relations section of the Forrester Web site, located at www.forrester.com, at least 15 minutes prior to the event’s broadcast. A Webcast replay will be available from January 21, 2003, through January 28, 2003.

Forrester Research identifies and analyzes trends in emerging technology and their impact on business. Forrester’s WholeView™ Research, Strategic Services, and Events help $1 billion-plus clients understand how technology change affects their customers, strategy, and technology investment. Established in 1983, Forrester is headquartered in Cambridge, Mass. For additional information, visit www.forrester.com.

Giga is a leading global technology advisory firm that provides objective research, pragmatic advice, and personalized consulting. Emphasizing close interaction between analyst and client, Giga enables companies to make better strategic decisions that maximize technology investments and achieve business results. Founded in 1995, Giga is headquartered in Cambridge, Mass. and has offices worldwide. For additional information, visit www.gigaweb.com.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, Forrester’s statements about the potential success of product offerings. These statements are based on Forrester’s current plans and expectations and involve risks and uncertainties that could cause actual future activities and results of operations to be materially different from those set forth in the forward-looking statements. Important factors that could cause actual future activities and results to differ include, among others, Forrester’s ability to anticipate business and economic conditions, market trends, competition, the need to retain professional staff, possible variations in Forrester’s quarterly operating results, Forrester’s dependence on renewals of its membership-based research services and on key personnel, and risks associated with Forrester’s ability to offer new products and services. Forrester Research undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events, or otherwise. For further information, please refer to Forrester’s reports and filings with the Securities and Exchange Commission.

Forrester has not commenced the tender offer for shares of common stock of Giga. Upon commencement of the offer, Forrester will file with the Securities and Exchange Commission a Schedule TO and related exhibits, including the offer to purchase, letter of transmittal, and other related documents, and Giga will file a solicitation/recommendation statement. Stockholders should read: 1) the Schedule TO and related exhibits, including the offer to purchase, letter of transmittal, and other related documents, and 2) the solicitation/recommendation statement when these become available, as they will contain important information about the tender offer. The Schedule TO and related exhibits and the solicitation/recommendation statement will be available without charge at the Securities and Exchange Commission Web site at www.sec.gov and will be delivered without charge to all stockholders of Giga.

- ### -

Contact:	Contact:
Kimberly Maxwell	Christina Thirkell
Director, Investor Relations	Manager, Public Relations
Forrester Research, Inc.	Giga Information Group, Inc.
+ 1 617/613-6234	+ 1 617/577-4965

Contact:
Karyl Levinson
Director, Corporate Communications
Forrester Research, Inc.
+ 1 617/613-6262

© 2003, Forrester Research, Inc. All rights reserved. Forrester and WholeView are trademarks of Forrester Research, Inc.

E-MAIL TO EMPLOYEES OF GIGA INFORMATION GROUP, INC.

From:	Andrews, John
Sent:	Tuesday, January 21, 2003 8:08 AM
To:	All Giga
Subject:	Forrester Research Has Made Offer To Acquire Giga

Colleagues,

I have exciting news to share with you. Forrester Research has made an offer to acquire Giga Information Group and we expect the transaction to be completed by the end of the first quarter. The Forrester press release should cross the wire today around 8:00 AM Eastern Time.

The combination of Giga and Forrester makes good financial and business sense for our shareholders, our employees and our clients. Our research fills an important gap in Forrester’s product offering. In addition, we bring a rich mix of client relationships with substantial up-sell and cross-sell potential. It is clear to our Board and management team that Forrester recognizes the value of Giga’s people, products and reputation. The two organizations are highly complementary.

Once the requisite regulatory approvals have been finalized, I look forward to the two companies coming together as the strongest technology research company in the world.

Today company conference calls are:

•     Giga Europe at 9:00 AM Eastern Time: Call-in number to be forwarded ten minutes prior to meeting.

•     Giga US at 12:00 PM Eastern Time. Call-in number to be forwarded ten minutes prior to meeting.

•     Combined Forrester and Giga Company Call 2:30 Eastern Time: Call-in number to be forwarded.

Regards,

John F. Andrews

[The press release was sent to employees of Giga as part of the above communication.]

SCRIPT FROM CONFERENCE CALL HELD AT 10:00 A.M. ON JANUARY 21, 2003

George F. Colony Chairman & CEO Forrester Research January 21, 2003 Wall Street Conference Call

Introduction Good Morning and thank you for joining our special conference call. With me today are Warren Hadley, CFO and Kim Maxwell, Director of Investor Relations.

Introduction Before we begin, Kim Maxwell will read from the Safe Harbor provision. Kim...

Here's a summary of what I will be talking about today... Forrester announced this morning that we are initiating a tender offer for Giga Information Group. We are paying $4.75 per share, or approximately $60 million, in cash. We expect the deal to close during the first quarter. We believe that the acquisition will be accretive to earnings in 2003 and beyond, excluding any charges related to the amortization of intangible assets.

Integration plans are in process... I will not be addressing these today. We will be announcing more on this topic after the deal is completed.

We are buying Giga for five reasons: Coverage - the Giga products widen Forrester's product line Clients - Giga brings approximately 900 new clients to Forrester Culture - the two companies share close ethics, values, and methodologies Consolidation - this now strengthens Forrester as the number two player in the industry Financial - we expect the deal to increase shareholder value as it will be accretive to free cash flow.

Lets turn to coverage first... Giga gives Forrester deep and strong research in IT While Forrester has always sold research on emerging technology to the CIO and direct staff, we did not have an offering for the IT practitioners who are making key day-to-day decisions on technology. During the technology recession, this type of research has had high persistence in accounts.

On the client front Giga has approximately 1,200 clients - 900 will be new clients for Forrester Giga has strong penetration in government and the investor community - areas that Forrester has not focused on in the past. On the flip side, Forrester has 900 clients that do not receive Giga research This presents an amazing opportunity to mutually cross-sell.

Turning to culture Giga has an objective and high quality ethic which is close to Forrester's Giga, like Forrester, has a definitive research integrity policy - which is publicly posted on its site Giga's research is objective and to the point - similar to Forrester's approach Finally, Giga is a close neighbor of Forrester's in Cambridge - proximity will be a big help in our integration phase

This deal will consolidate the industry Forrester is now positioned as one of the top players in the industry This is an important factor as companies cut back their research contracts to the top two or three providers We believe that this will help Forrester retain client companies and enrich our contracts.

Finally, the financial engineering works for Forrester and its shareholders At $4.75 per share, we expect the cost to be approximately $60 million. In addition to gaining 900 new clients, in 2003 we will gain: Agreement Value Increased Revenues And, substantial cost rationalization creating efficiencies and savings. We anticipate that the combination of these factors will result in accretion to EPS and increased cash flow, driving shareholder value in 2003 and beyond.

In summation... We believe the acquisition of Giga will make Forrester stronger financially It gives the company more market power, a wider range of clients, and a richer portfolio of products This deal will improve Forrester's performance in these tech recession times, and also in future periods of growth. All of us are very excited to be welcoming Giga's clients and employees into our company.

Conclusion Warren and I will be back on the phone with you on January 29th to review the 4th quarter and look ahead to 2003. Thank you for listening in on our conference call. Warren and I will now take questions.

PRESENTATION TO EMPLOYEES OF GIGA INFORMATION GROUP, INC.

+ George F. Colony, CEO & Chairman Tim Riley, VP Strategic Growth Neil Bradford, Managing Director, Global

What Happened Today? We announced a tender offer for Giga Information Group We are paying $4.75 per share, or approximately $60M in cash We expect the deal to close during the first quarter Integration will begin after the deal closes - we are not ready to talk about integration today

About Forrester Founded in 1983: IPO in 1996 Cambridge, MA headquarters NASDAQ: FORR www.forrester.com Approx. 350 employees Approx. 1165 clients Key Strengths: Business technology research - WholeView Strong ethics, independence and integrity

What we love about Forrester & GIGA -- Coverage Clients Culture Consolidation Financial 4C1F

4C1F = Coverage Highly Complementary Coverage Research Deep IT research offering For the IT buyer For the librarian/research buyer Geographical/Sector NA, Europe and ROW Government/Investor community WholeClient

4C1F = Client 0 200 400 600 800 1000 1200 Clients 1165 Client companies --20021 1 As of September 30, 2002 1200

With this acquisition, Forrester gains approx. 900 new client relationships. 900 new clients 300 overlapping clients Cross sell Forrester Cross sell GIGA

4C1F = Culture Of all technology research companies, GIGA is the best cultural fit with Forrester Externally Pioneering methodologies Innovative Well-respected Internally Strong ethics Direct communicators.

4C1F = Consolidation By combining, GIGA and Forrester are accelerating industry consolidation Efficiency leads to greater client benefits Together we move up in the rankings to #2 Larger than META and IDC Better, smarter alternative to Gartner More insulated from client budget cuts

4C1F = Financial Large benefits for both revenues and costs Platform for growth Upsell and cross-sell ...approximately 900 new clients! Economies of scale A strong combined balance sheet Post deal, we will have more than $120M in our war chest, the largest in the industry

What happens next? January 21, 2003 Complete the transaction Build the future Go-to-market Strategy Infrastructure One firm March/April 2003

What should you be doing now? Stay Focused.

Q&A Note...we will defer integration questions for now...more on this topic later.

A note from the legal team Forrester Research, Inc. has not commenced the tender offer for shares of common stock of Giga Information Group, Inc. Upon commencement of such offer, Forrester will file with the Securities and Exchange Commission a Schedule TO and related exhibits, including the offer to purchase, letter of transmittal and other related documents and Giga will file a solicitation/recommendation statement. Stockholders should read (i) the Schedule TO and related exhibits, including the offer to purchase, letter of transmittal and other related documents, and (ii) the solicitation/recommendation statement when these become available because they will contain important information about the tender offer. The Schedule TO and related exhibits and the solicitation/recommendation statement will be available without charge at the Securities and Exchange Commission website at www.sec.gov and will be delivered without charge to all stockholders of Giga.

EMAIL TO CLIENTS OF FORRESTER RESEARCH, INC.

To:	Forrester Clients
From:	George F. Colony, Chairman of the Board and Chief Executive Officer
Subject:	Forrester’s Acquisition Of Giga Information Group

Forrester Research today announced that we are initiating a tender offer to acquire all the shares of Giga Information Group, a leading technology advisory firm. Because you are a valued client and user of Forrester Research, I wanted to personally share this news with you and tell you what it means.

Your satisfaction is Forrester’s highest priority. We continually strive to enhance your experience by better understanding your needs, and then taking action. We believe that the combination of Forrester and Giga will offer you the widest coverage and the highest quality content and service in the industry. We’re excited to bring you a stronger offering that will enhance your ability to navigate the always challenging technology waters.

Here is the link to today’s press release for more details: . Once the acquisition is final, we will be in touch with more specifics. As always, if you would like to contact me, please do so at gfcolony@forrester.com.

On behalf of all of us at Forrester, best wishes for a happy new year.

George

EMAIL TO CLIENTS OF GIGA INFORMATION GROUP, INC.

     Today, Forrester Research
announced that it is initiating a
tender offer to acquire all the
shares of Giga Information
Group®. As a valued client and
user of Giga’s research, I want
to personally share this news
with you and tell you what it
means.

     Your satisfaction is Giga’s
highest priority. We believe
that the combination of Forrester
and Giga will offer you the
widest coverage and the highest
quality content and service in
the industry. We look forward to
sharing the additional research
offerings that will be available
once the two companies come
together. And like Giga,
Forrester’s research is objective
and to the point.

     Once the acquisition is final, we
will be in touch with more
specifics. In the meantime
please feel free to forward any
questions to me a
jandrews@gigaweb.com.

Regards,

John F. Andrews

[The press release was sent to the clients of Giga as part of the above communication.]